U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

              Compagnie Generale Des Communications (COGECOM) S.A.
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   (Last)                           (First)             (Middle)

                               6, Place d'Alleray
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                                    (Street)

                          75505 Paris Cedex 15 France
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


                             NTL Incorporated (NTLI)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


                                      N/A
________________________________________________________________________________
4.   Statement for Month/Year


                                  January 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                               5.            Owner-
                                                                 Securities Acquired (A) or       Amount of     ship
                                                    3.           Disposed of (D)                  Securities    Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)              Beneficially  Direct    Nature of
                                      2.            Code         -------------------------------  Owned at End  (D) or    Indirect
1.                                    Transaction   (Instr. 8)               (A)                  of Month      Indirect  Beneficial
Title of Security                     Date          ------------   Amount    or    Price          (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V              (D)                  and 4)        (Instr.4) (Instr. 4)
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

Common Stock, par value $0.01         08/13/99       P          2,702,703    A   $250,000,000.00  2,702,703(1)      D
per share
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Common Stock, par value $0.01         10/27/99       P          3,300,000    A   $226,050,000.00  6,678,378(2)(3)   D
per share
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Common Stock, par value $0.01         11/01/99       P             82,439    A     $5,647,071.50  6,760,817(3)      D
per share
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
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                   2.                                                                                     Deriv-    of
                   Conver-                     5.                            7.                           ative     Deriv-   11.
                   sion                        Number of                     Title and Amount             Secur-    ative    Nature
                   or                          Derivative   6.               of Underlying    8.          ities     Secur-   of
                   Exer-              4.       Securities   Date             Securities       Price       Bene-     ity:     In-
                   cise      3.       Trans-   Acquired (A  Exercisable and  (Instr. 3 and 4) of          ficially  Direct   direct
                   Price     Trans-   action   or Disposed  Expiration Date  ---------------- Deriv-      Owned     (D) or   Bene-
1.                 of        action   Code     of(D)        (Month/Day/Year)        Amount    ative       at End    In-      ficial
Title of           Deriv-    Date     (Instr.  (Instr. 3,   ----------------        or        Secur-      of        direct   Owner-
Derivative         ative     (Month/  8)       4 and 5)     Date    Expira-         Number    ity         Month     (I)      ship
Security           Secur-    Day/     ------   ------------ Exer-   tion            of        (Instr.     (Instr.   (Instr.  (Instr.
(Instr. 3)         ity       Year)    Code V   (A)     (D)  cisable Date     Title  Shares    5)          4)        4)       4)
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

5% Cumulative      10 shares 08/13/99 P        750,000      any     08/13/19 Common 7,500,000 $750,000,000 750,000  D
Participating      of C/S                                   time      (5)    Stock,     (3)
Convertible        per                                                       par
Preferred Stock,   Series                                                    value
Series A           A(3)                                                      $0.01
                                                                             per
                                                                             share
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5 3/4% Convertible 7.394809  12/22/99 P        232,000     03/22/00 12/15/09 Common 1,715,595 $232,000,000 232,000  D
Subordinated Notes shares                                                    Stock,
due 2009           of C/S                                                    par
                   per                                                       value
                   5 3/4%                                                    $0.01
                   Note                                                      per
                                                                             share
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5% Cumulative      9.811136  01/03/00 J(4)     9,437.50     any     08/13/19 Common    92,592    (4)       9,437.50 D
Participating      shares of                                time      (5)    Stock,
Convertible        C/S per                                                   par
Preferred Stock,   Series D                                                  value
Series D                                                                     $0.01
                                                                             per
                                                                             share
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
Explanation of Responses:

(1)  Shares of Common Stock owned by COGECOM at the end of August 1999.

(2)  Shares of Common Stock owned by COGECOM at the end of October 1999.

(3) Gives effect to a 5-for-4 stock split by way of a stock dividend paid October 7, 1999.

(4) On January 3, 2000, the Issuer issued to COGECOM 9,437.50 shares of 5% Cumulative Participating Convertible Preferred Stock, Series D, as a dividend with respect to the Series A preferred stock.

(5) Mandatory redemption date if securities have not been previously redeemed or converted.

           /s/ Pierre Hilaire                                March 9, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
  On behalf of COGECOM S.A.
  Name:  Pierre Hilaire
  Title: Chairman of the Board of Directors

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                     Page 2 of 3
                                                                 SEC 1474 (3-99)

                            Joint Filer Information
                            -----------------------


Name:         France Telecom S.A.
Address:      6, place d'Alleray
              75505 Paris Cedex 15 France

Designated
Filer:        Compagnie Generale des Communications (COGECOM) S.A.
              (COGECOM is a wholly owned subsidiary of France Telecom)

Issuer Name &
Ticker
Symbol:       NTL Incorporated (NTLI)

Statement for
Month/Year:   January 2000

Signature:    /s/ Jean-Louis Vinciguerra                    March 9, 2000
          -----------------------------------
              On behalf of FRANCE TELECOM
              Name: Jean-Louis Vinciguerra
              Title: Senior Executive Vice President




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